Filed pursuant to 424(b)(3)
Registration #333-85666

SUPPLEMENT NO. 17, DATED JANUARY 2, 2003
TO THE PROSPECTUS DATED JUNE 7, 2002
OF INLAND RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 17 to you in order to supplement our prospectus. This supplement, dated January 2, 2003 to our prospectus dated June 7, 2002, updates information in the "Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 17 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 16 dated December 23, 2002, Supplement No. 15 dated December 19, 2002 and Supplement No. 14 dated December 6, 2002 (Supplement No. 14 superseded certain information contained in our prospectus and prior supplements dated between June 18, 2002 and November 27, 2002), and must be read in conjunction with our prospectus.

Real Property Investments

The discussion under this section, which starts on page 92 of our Prospectus, is modified and supplemented by the following information regarding properties that we have acquired.

The following table provides information regarding the properties we have acquired since December 23, 2002, the date of our last supplement. We purchased these properties from unaffiliated third parties. We purchased these properties with our own funds, unless noted otherwise. However, we expect to place financing on the properties at a later date.
Property	Type	Year Built	Date Acquired	Approx. Acquisition Costs, including expenses ($) *	Gross Leasable Area (Sq. Ft.)	Physical Occupancy as of 12/31/02 (%)	No. of Tenants	Major Tenants

Meadowmont Village Center Meadowmont Lane and Barbee Chapel Road Chapel Hill, NC	NC	2002	12/31/02	26,800,000	133,471	80	17	Harris Teeter

Shoppes at New Tampa 1920 County Road 581 New Tampa, FL	NC	2002	12/31/02	19,250,000	158,559	94	23	Publix Bealls

Columbiana Station Phase I Harbison Boulevard and Bower Parkway Columbiana, SC	NC	1999	12/30/02	47,100,000	270,679	93	30	Dick's Sporting Goods Goody's Circuit City

Lakeview Plaza 2340 Fortune Road Kissimmee, FL	NC	1998	12/27/02	6,150,000 (1)	54,788	95	10	Publix

* Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

NC Neighborhood and Community Retail Shopping Center

(1) As part of the purchase of Lakeview Plaza, we assumed an existing debt with a remaining balance of approximately $3,613,000. The loan requires monthly interest payments based on an annual rate of 8.0% and matures in 2018.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 192 our prospectus.

Update

As of January 31, 2001, we had sold 13,687,349 shares in our first offering resulting in gross proceeds of $136,454,948. In addition, we received $200,000 from our advisor for 20,000 shares. Inland Securities Corporation, an affiliate of our advisor, served as dealer manager of this offering and was entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of January 31, 2001, we had incurred $11,588,024 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $125,066,924 of net proceeds from the sale of those 13,687,349 shares. As of January 31, 2001 the first offering terminated. Our second offering began February 1, 2001. As of August 29, 2002, we had sold 50,000,000 shares in our second offering resulting in gross proceeds of $497,842,917, thereby completing the second offering. Inland Securities Corporation also served as dealer manager of this offering and was entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of August 29, 2002, we had incurred $42,631,670 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $455,211,247 of net proceeds from the sale of those 50,000,000 shares. Our third offering began June 7, 2002. As of December 31, 2002, we had sold 55,941,430 shares in our third offering, resulting in gross proceeds of $558,816,823. Inland Securities Corporation also serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of December 31, 2002, we had incurred $50,553,707 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $508,263,116 of net proceeds from the sale of those 55,941,430 shares. An additional 3,024,909 shares have been sold pursuant to our Distribution Reinvestment Program as of December 31, 2002, for which we have received additional net proceeds of $28,736,636. As of December 31, 2002, we had repurchased 425,148 shares through our Share Repurchase Program resulting in disbursements totaling $3,948,493. As a result, our net offering proceeds from all offerings total approximately $1,113,129,429 as of December 31, 2002, including amounts raised through our Distribution Reinvestment Program, net of shares, repurchased through our Share Repurchase Program.

We also pay an affiliate of our advisor, which is owned principally by individuals who are affiliates of Inland, fees to manage and lease our properties. For the nine months ended September 30, 2002, we have incurred and paid property management fees of $3,233,783. For the years ended December 31, 2001 and 2000, we have incurred and paid property management fees of $1,605,491 and $926,978, respectively. Our advisor was entitled to receive an annual asset management fee of not more than 1% of our average invested assets, to be paid quarterly until August 1, 2001. Thereafter, our advisor may receive an annual asset management fee of not more than 1% of our net asset value, to be paid quarterly. For the nine months ended September 30, 2002, we had incurred $3,293,000 of such fees. For the year ended December 31, 2001, no such fees were accrued or paid. For the year ended December 31, 2000, we had incurred and paid $120,000 of such fees. We may pay expenses associated with property acquisitions of up to .5% of the proceeds that we raise in this offering but in no event will we pay acquisition expenses on any individual property that exceeds 6% of its purchase price. Acquisition expenses totaling approximately $6,196,000 are included in the purchase prices we have paid for all our properties purchased through December 31, 2002. As of December 31, 2002, we had invested approximately $888,777,000 in properties that we purchased for an aggregate purchase price of approximately $1,504,007,000, and we had invested approximately $48,500,000 in two notes receivable from developers of two shopping centers. In addition, we have funded a $53,000,000 first mortgage, secured by 19 Eckerd drug stores, which we intend to acquire in early 2003. After expenditures for organization and offering expenses and acquisition expenses, establishing appropriate reserves and the acquisition of the properties described above, as of December 31, 2002, we had net offering proceeds of approximately $131,000,000 available for investment in additional properties. As of December 31, 2002, we have committed to the acquisition of an additional $700,000,000 in properties. We believe we will have sufficient resources available from offering proceeds and financing proceeds to acquire these properties.